UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (FINAL AMENDMENT)
                            ------------------------

                                  DESIGNS, INC.
                       (Name of Subject Company (Issuer))
                            ------------------------

                         DESIGNS, INC. (Offeror/Issuer)
     (Name of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    25057L10
                      (CUSIP Number of Class of Securities)

                                Dennis Hernreich
                                c/o Designs, Inc.
                                   66 B Street
                          Needham, Massachusetts 02494
                                 (781) 444-7222
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                            ------------------------

                                    Copy to:

                              Peter G. Smith, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                            ------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|    third-party tender offer subject to Rule 14d-1.
|X|    issuer tender offer subject to Rule 13e-4.
|_|    going-private transaction subject to Rule 13e-3.
|_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                           ------------------------

      This Final Amendment to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, as previously amended, originally filed by Designs, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") on November 15, 2000. This Schedule TO relates to the tender offer by the Company to purchase shares of its common stock, par value $0.01 per share, at a price not greater than $3.00 nor less than $2.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 14, 2000 and the related Letter of Transmittal, which, as amended or supplemented from time to time, constitute the offer.

      The offer, as extended, expired at 5:00 p.m., Eastern time, on Friday, December 22, 2000. On December 28, 2000, the Company was advised by the depositary for the offer, that the depositary's final count indicated that a total of 1,758,019 shares of common stock were properly tendered at $2.50 per share, in excess of the 1,500,000 shares the Company had offered to purchase. As permitted by applicable SEC regulations, as set forth in the offer to purchase, the Company determined to purchase an additional 258,019 shares in the offer. Accordingly, the Company has purchased all of the 1,758,019 shares which were tendered at $2.50 per share. The remainder of the total of approximately 3,652,784 shares tendered will not be purchased. The shares purchased constitute approximately 11% of the total number of shares outstanding prior to the offer.

Item 12.  Exhibits.


Item 12 is amended by adding the following exhibit:


99.1          Press Release of Designs, Inc. dated December 28, 2000

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2000

                                     DESIGNS, INC.


                                     By: /s/ DENNIS HERNREICH
                                         --------------------------
                                         Name: Dennis Hernreich
                                         Title: Senior Vice President and Chief
                                         Financial Officer